Exhibit 99.1

NEWS RELEASE

Endeavour Silver Sets New Record for Mine Production in Q4, 2009,
Silver Up 12% to 779,345 oz, Gold Up 90% to 4,591 oz;

Delivers Fifth Consecutive Year of Production Growth in 2009,
Silver Up 11% to 2.6 Million oz, Gold Up 66% to 13,298 oz;

Vancouver, Canada – January 13, 2010 - Endeavour Silver Corp. (EXK: NYSE-Alternext, EDR: TSX, EJD: DB-Frankfurt, EDR.WT: TSX) announces that the Company set a new record for silver production in Q4, 2009, up 12% quarter-on-quarter to 779,345 oz silver.  Gold production also jumped to a new quarterly high, up 90% to 4,591 oz gold in Q4, 2009.

Endeavour delivered its fifth consecutive year of silver production growth in 2009, up 11% year-on-year to 2.6 million oz silver.  In addition, gold production rose even more sharply, up 66% to 13,298 oz gold in 2009 compared to 2008.  Using the current silver:gold ratio of 62:1 (base metals not included as equivalents), Endeavour produced 3.4 million oz silver equivalents in 2009, up 21% compared to 2008.

These new Company highs for silver and gold production can largely be attributed to the successful expansion programs at the Company’s two operating silver mines in Mexico, the Guanacevi Mine in Durango State and the Guanajuato Mine in Guanajuato State.  Substantial organic growth potential remains to be realized at the two mines in order to reach their +4 million oz per year capacity.

Endeavour also enjoyed its best-ever unaudited quarterly and annual financial results in 2009 since the commencement of mining operations in 2004.  Although the annual audited financial statements will not be ready until late March, based on production and sales results to December 31, 2009, management provides the following estimates of financial results for fiscal 2009:  sales revenues will exceed US$50 million, costs of sales are expected to be less than US$31 million, Q4 cash costs should come in below the US$5.20 per oz recorded in Q3 and average around US$6 per oz silver for 2009.

To view a video with Chairman and CEO Bradford Cooke's commentary on the 2009 production data, click here: http://www.edrsilver.com/i/media/2010-01-13_NRV.html

Bradford Cooke, Chairman and CEO, commented, “We are happy to announce that Endeavour delivered its fifth consecutive year of production growth in 2009.  We also succeeded in driving our cash costs of silver production down to almost half of where they were 18 months ago.  Our mine operations teams are to be congratulated for doing a great job in 2009, notwithstanding the difficult start to the year thanks to the global financial crisis and various operating issues that resulted in several days of lost production.”

“Management is of the belief that the silver price will continue to appreciate in 2010 so we plan to continue accelerating our exploration drilling, mine development and plant refurbishment programs this year in order to ensure continued aggressive production growth.  We expect to achieve our 6th consecutive year of organic production growth this year as well as growth through acquisitions in 2010.”

Endeavour plans to release an overview of its 2009 exploration activities including new drilling results within the next two weeks; a more detailed review of its 2009 mining operations and 2010 production forecast in February; the annual update of NI 43-101 reserves and resources by early March; and the 2009 audited financial results and outlook will be released in late March, 2010.

Endeavour Silver Corp is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted five consecutive years of growing silver production and resources.  The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition program should help propel Endeavour to become the next premier mid-tier primary silver producer.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2010, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital  and the use of proceeds from the Company’s recent financing. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.  Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.